SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES

AMERICAN DEPOSITARY SHARES, REPRESENTING CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Sebastián Bardengo

Cablevisión Holding S.A.

Tacuarí 1842, 4th. Floor

(1139) Buenos Aires, Argentina

Telephone: +54 11 4309 3417

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Andrés de la Cruz, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2208

July 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons GC Dominio S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 606,489,308(1)

	8.	Shared Voting Power 470,354,700(2)

	9.	Sole Dispositive Power 841,666,658(3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,076,844,008(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(5) 63.17%

14.	Type of Reporting Person (See Instructions) HC/CO

(1) Amount consists of 606,489,308 Class D Shares.

(2) Amount consists of 235,177,350 Class A Shares contributed by Fintech and 235,177,350 Class D Shares contributed by VLG to the Voting Trust.

(3) Amount consists of 841,666,658 Class D Shares.

(4) Amount consists of 841,666,658 Class D Shares and 235,177,350 Class A Shares.

(5) Calculated over 627,953,887 Class B Shares and 1,076,844,008 Class A and Class D Shares beneficially owned by the Reporting Person. The 1,076,844,008 Class A and Class D Shares beneficially owned by the Reporting Person represent 50.0000001% of the total capital stock of the Issuer (excluding treasury shares). The Reporting Person does not hold Class B Shares.

CUSIP No. 879273209

1.	Names of Reporting Persons Cablevisión Holding S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 606,489,308(1)

	8.	Shared Voting Power 470,354,700(2)

	9.	Sole Dispositive Power 841,666,658(3)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,076,844,008(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(5) 63.17%

14.	Type of Reporting Person (See Instructions) HC/CO

(1) Amount consists of 606,489,308 Class D Shares.

(2) Amount consists of 235,177,350 Class A Shares contributed by Fintech and 235,177,350 Class D Shares contributed by VLG to the Voting Trust.

(3) Amount consists of 841,666,658 Class D Shares.

(4) Amount consists of 841,666,658 Class D Shares and 235,177,350 Class A Shares.

(5) Calculated over 627,953,887 Class B Shares and 1,076,844,008 Class A and Class D Shares beneficially owned by the Reporting Person. The 1,076,844,008 Class A and Class D Shares beneficially owned by the Reporting Person represent 50.0000001% of the total capital stock of the Issuer (excluding treasury shares). The Reporting Person does not hold Class B Shares.

CUSIP No. 879273209

1.	Names of Reporting Persons VLG S.A.U.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF/BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 199,732,125(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 199,732,125(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 199,732,125(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)(2) 24.13%

14.	Type of Reporting Person (See Instructions) HC/OO

(1) Amount consists of 199,732,125 Class D Shares.

(2) Calculated over 627,953,887 Class B Shares and 199,732,125 Class D Shares beneficially owned by the Reporting Person. The 199,732,125 Class D Shares beneficially owned by the Reporting Person represent 9.27% of the total capital stock of the Issuer (excluding treasury shares). The Reporting Person does not hold Class B Shares.

Item 1.  Security and Issuer

This Amendment No. 5 (the “Fifth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission on January 2, 2018, as amended (the “Schedule 13D”), by the Reporting Persons (as defined in the Schedule 13D), with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”) of Telecom Argentina S.A. (the “Issuer” or “Telecom Argentina”), a portion of which is represented by American Depositary Shares (“ADSs”) which are traded on the New York Stock Exchange (the “NYSE”). The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina. This Fifth Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D. Except as disclosed in and expressly amended by this Fifth Amendment, all information set forth in the Schedule 13D is hereby unaffected. All capitalized terms used in this Fifth Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

The description contained herein supplements Item 4 in the Schedule 13D and should be read in connection therewith:

On July 19, 2019, CVH was served with notice of a resolution rendered on the same date by the Chamber I of the Federal Civil and Commercial Court of Appeals in re “Cablevisión Holding S.A. v. Argentine Securities Commission on Injunctions” (File No. 7998/2018), lifting the injunction granted by the Federal Civil and Commercial Court No. 3 whereby the Argentine Securities and Exchange Commission (Comisión Nacional de Valores, or the “CNV”) was required to abstain from issuing any decision with respect to the authorization of the mandatory tender offer to acquire Class B Shares of Telecom Argentina formulated and promoted by CVH (the “Tender Offer”). The resolution also provided that an appeal by CVH to CNV’s decision with respect to the Tender Offer will have a suspensive effect. A free translation of the resolution is attached as Exhibit 99.1 to the Schedule TO-C filed by CVH on July 22, 2019.

As of the date hereof, the Tender Offer remains subject to the injunction rendered in re “Burgueño Daniel a / EN-CNV a / Injunction (Autonomous)” (File No. 89537/2018) pending before the Federal Contentious Administrative Court No. 1, Secretariat No. 1, which is attached as Exhibit 99.1 to the Schedule TO-C filed by CVH on June 12, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2019

CABLEVISIÓN HOLDING S.A.

By:	/s/ Sebastián Bardengo
Name:	Sebastián Bardengo
Title:	Chairman

GC Dominio S.A.

By:	/s/ Héctor Horacio Magnetto
Name:	Héctor Horacio Magnetto
Title:	Chairman

VLG S.A.U.

By:	/s/ Sebastián Bardengo
Name:	Sebastián Bardengo
Title:	Chairman

Exhibit Number	Description

99.8

Joint Filing Agreement, dated as of January 2, 2018, by and among Cablevisión Holding S.A., GC Dominio S.A. and VLG S.A.U. (formerly, VLG Argentina LLC) (incorporated herein by reference to Exhibit 99.7 of the Schedule 13D filed on January 2, 2018).